October 24, 2008
VIA TELEFAX AND UPS OVERNIGHT
Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities
  and Exchange Commission
100 F. St. Street, NE
Washington, DC 20549

Re:	Sunair Services Corporation Form 10-K for the year ended September 30, 2007 Filed 01/15/08 Form 10-Q for the quarter ended March 31, 2008 Filed 05/15/08 File No. 001-04334
Dear Ms. van Doorn:
     This letter is in response to your letter to Mr. John J. Hayes, our former Chief Executive Officer and President, dated October 7, 2008. Your letter requested a response from Sunair Services Corporation (“Sunair”) within ten business days, on or before October 21, 2008. However, pursuant to a fax dated October 21, 2008 and a phone message of the same date addressed to Ms. Barberich, whereby I stated we would respond no later than October 27, 2008. Attached, please find our response. Please note that the format of the response first sets out the comments from the October 7th letter and then provides Sunair’s response.
     We look forward to working with you in answering any further questions or comments that you may have with respect to our response. Should you have any questions or further comments regarding Sunair’s response, please contact the undersigned at (561) 208-7400 or at the address appearing above.

Very truly yours,

/s/ Edward M. Carriero, Jr.
Edward M. Carriero, Jr.
Chief Financial Officer
cc: Jack Ruff, CEO

Note 1 — Business Activity and Summary of Significant Accounting Policies, page 34
1.     We note your response to comment 2; you stated that the fee that you charge to your customers for the renewal of monitoring services is the same amount as the fee that is charged to your customers for the initial annual monitoring fee.
However, we asked you to compare the deferred portion of the total initial annual fees to the amount charged for the renewal of monitoring services. Please clarify.
Company Response: The Company supplementally advises the Staff that the initial annual fees that are deferred in the first year for monitoring services are 60% of the annual monitoring fees. The annual monitoring services consist of five components; an internal and external inspection which is done at the beginning of the contract period and four quarterly monitoring visits. Each of these components is valued at 20% of the total services to be rendered based on correlation to direct costs. The first monitoring visit coincides with the annual inspection which is completed at inception of the contract or renewal period. A portion of the revenues for services provided (40%) is recognized upon the completion of the inspection and the initial quarterly monitoring visit. The deferred revenue (60%) is recognized at a rate of 20% upon the completion of each remaining quarterly monitoring service.
The renewal of monitoring services occurs on an annual basis and consists of the same five service components as those in an initial annual monitoring service contract. The services consist of an inspection which is done at the beginning of the contract period and four quarterly monitoring visits. Revenue is recognized in the same manner as the initial annual monitoring service. Upon completion of the inspection and the first quarterly monitoring visit, 40% of the revenue is recognized and 60% is deferred. The deferred revenue is recognized at a rate of 20% upon the completion of each remaining quarterly monitoring service.
Form 10-Q for the quarter ended March 31, 2008
     2.     We note your response comment 8. Based on your description of how you performed your interim impairment review, actual and budgeted revenues for 2008 were less than those used in your goodwill assessment at September 30, 2007. Specifically, you indicate that revenues for 2008 were short $1.9 million or 4.4% and your net income line for 2008 was short by $0.2 million (using actual results through June 30, 2008 and budgeted amounts for the last three months). On page 22 of your Form 10-K for the year ended September 30, 2007, you disclosed the assumed growth rates used in your goodwill valuation analysis including an assumed sales growth rate of 15.3% for 2008 and that the estimated fair value of your reporting unit exceeded its carrying amount by approximately $4.3 million based on your assessment as of September 30, 2007. You also disclosed a one percentage decrease in the sales growth rate would result in a $1.8 million excess of estimated fair value over carrying value of the reporting unit representing a decline in the excess of $2.5 million. The sensitivity analysis suggests that if the sales growth estimates used in your impairment assessment as of September 30, 2007 were adjusted to reflect the actual and revised projected growth in revenues based on the experience of 2008, the carrying amount of your reporting unit may exceed its estimated fair value. Please clarify how the shortfalls from your revenue projections were taken into account in your interim assessment of goodwill for impairment. Specifically address how the decline in the actual projected sales growth rates for 2008 and beyond were considered in your interim impairment review.
Company Response: The Company supplementally advises the Staff that the interim impairment review that we performed did take into account the shortfall in revenue of $1.9 million. The impairment review that we performed also took into consideration a reduction in SG&A expenses resulting from a number of cost cutting initiatives that the Company implemented during the fiscal year ended September 30, 2007 and throughout 2008, that have resulted in reduced operating expenses, enabling the Company to maintain a projected net income that was only short by $0.2 million as compared to our projections using the actual results for the nine months ended June 30, 2008 and three months budgeted results for the quarter ended September 30, 2008. When we performed the sensitivity analysis in conjunction with our September 30, 2007 year end analysis, it was done based on a one percentage decrease in sales growth with all other variables in the discounted cash flow model remaining constant. Although, we experienced a reduction in our sales growth rate we also experienced a reduction in our cost of sales and our SG&A expenses. The reduction in these expense categories offset the reduction in revenue so that our net income was a positive $0.1 million. These cost reductions were not reflected in the sensitivity analysis referred to in our Form 10K as they were not anticipated and therefore not budgeted.
Based on the revised projections which took into account the actual results through the nine months ended June 30, 2008 we did not experience impairment. In addition, we were no aware of any other impairment indicators. It is our plan to perform our annual goodwill impairment test in the quarter ending September 30, 2008.